FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Press release

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: April 1st, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel: Shareholder information documents for the Annual General Meeting

Paris, April 1, 2005 — To prepare for the May 20th Annual General Meeting (AGM), Alcatel (Paris: CGEP.PA and NYSE: ALA) is in the process of filing the shareholder information documents that will be available on the internet: http://www.alcatel.com. These documents contain the full text of the resolutions that will be submitted at the shareholder meeting as well as information regarding compensation and stock option grants for the senior executives of the Group.

Resolutions

Among the resolutions that will be proposed to the shareholders is one that will renew the terms for the eight members of the Board of Directors which were set to expire. These will be set for periods of varying lengths so that renewals occur in a more regular manner in the future.

Several modifications to the by-laws of the company will also be proposed.

In response to the requests of certain investors, the Board proposed the modification of article 7 of the by-laws related to the conditions under which an investor must inform the company that its shareholding has passed a certain threshold. This threshold will be changed from the current level of 0.5% to 2% of the total number of shares outstanding. The time period for making this declaration would be 5 days instead of 15.

In addition, modifications will be sought in article 18 of the by-laws. In the event the Board of Directors decides to split the functions of the Chairman of the Board of Directors and the function of the Chief Executive Officer (CEO) of the company, the Chairman of the Board of Directors will be able to hold this office, at the latest, until the date of the AGM approving the accounts of the year during which the Chairman of the Board reaches the age of 70, in line with the limit applicable to other members of the Board. The age limit for the CEO of the company or “directeur géneral délégué” (Managing Director) will remain the date of the AGM approving the accounts of the year during which they reach the age of 68.

The Board of Directors will also propose that the AGM, further to the June 24 2004 act governing shares, approve resolutions that will permit the company to carry out all financial operations (including capital increases and share issues) in compliance with the new legal requirements. Among these resolutions is one that will allow the Board of Directors to grant shares to Group employees in accordance with the financial act of 2005.

2005 Options and compensation plan

The Board on March 10, 2005 also decided, in the context of its employee incentive program, to grant 16.8 million stock options to 9,470 group employees. The options will be exercisable at the price of 10 euros per share.

In 2004, Mr. Tchuruk was paid a global gross salary of 2.3 million euros. The base salary, included in this amount, is 1.5 million euros and remains unchanged since 2000. With regard to the variable portion in respect of fiscal year 2003, the amount was 770,000 euros in consideration for the Chairman and Chief Executive Officer’s performance with regard to the restructuring of the Group and to the operating income achieved in a difficult context.

With regard to Alcatel’s performance in 2004, the variable part of his compensation that will be paid in 2005 in respect of the fiscal year 2004, the Board fixed the gross amount at 1.3 million euros in consideration of net income before goodwill and after deductions for minority interests. Mr. Tchuruk who, pursuant to his request, did not receive any options under the stock option plan approved by our board of directors at its meeting held on March 10, 2005, stated after this meeting that he intends to invest the total amount of his bonus, after social contributions, in Alcatel’s ordinary shares.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.
For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com